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EXHIBIT (e).4

Mutual Fund Supplement to Dealer Sales Agreement

1.  Compensation

          Compensation is payable from two sources:

          A. Dealer Concession. Compensation is payable as set forth in the applicable current Prospectus, the terms of which are incorporated herein by reference. (See such Prospectus for minimum investment requirements and circumstances when commissions are not payable.)

          B. 12b-1 fees. In addition to any commissions payable pursuant to the preceding paragraph, for certain Fortis Funds compensation is payable as a percentage of the current average daily net asset value of all such accounts brought to the Fund by such Dealer. Payment of such "12b-1 fees" requires a current minimum monthly average daily net asset value brought by the Dealer to one or more of the Funds having 12b-1 plans. (See the appropriate Prospectus for details of the amount payable.) Such compensation will be paid monthly as long as this agreement and the 12b-1 plan remain in effect and the amount of such business remaining on the books exceeds such minimum. Upon termination of this Agreement or the 12b-1 plan, such compensation will no longer be paid.

               Notwithstanding anything contained herein or the Fortis Funds' prospectuses to the contrary, the Dealer's right to 12b-1 fees shall be limited or terminated to the extent that any Fortis Fund ceases to accrue and/or pay 12b-1 fees by reasons of the application of the limitations imposed on sales charges, including asset-based sales charges, by the rules of the National Association of Securities Dealers, Inc.

               In return for the payments of these 12b-1 fees associated with certain Fortis Funds, at least to the extent that any Fortis Fund has adopted a service fee plan as a part of any 12b-1 plan, the Dealer shall provide personal account maintenance services to the shareholders of such Fortis Funds for those accounts which have been assigned to the Dealer. Such services shall include, but not be limited to, assisting the shareholder with elections and changes in elections of shareholder services and options provided by the Fortis Fund, changes in registration, assistance with processing proxy solicitations, and generally answering the shareholder's questions concerning the account and the Fortis Fund in which it is invested.

2.  Orders

          A. Purchases. The Dealer agrees to place purchase orders with Investors immediately for the same number of shares and at the same price as any sales by the Dealer. All purchases shall be paid for within the time period required by applicable laws and/or regulations. Otherwise, Investors reserves the right, without notice, to immediately cancel the sale and, at its option, to sell the shares ordered by Investors back to the Fund -- in which case, Investors may hold the Dealer responsible for any resulting loss suffered by Investors or the Fund.

               If any Fund shares sold to the Dealer under the terms of the Agreement are repurchased by the Funds, or are tendered for redemption to Investors or the Funds







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               within seven business days after confirmation of the original purchase, the Dealer's right to any compensation received on such shares will be forfeited. Investors will notify the Dealer of any such repurchase or redemption within ten business days after delivery of the certificate or written notice to Investors or the Fund, and the Dealer shall thereafter promptly refund to Investors the full compensation allowed on such sale (if it shall already have been paid to Dealer). If such refund is not made promptly, any such unrepaid compensation may be deducted from any other sums owed by Investors or any affiliated companies, as described in the Dealer Sales Agreement.

          B. Redemptions. While Fund redemptions indicated by the Dealer may be either oral or in writing, if properly executed share certificates (or satisfactory written authorization in the case of uncertificated shares) are not received by Investors within 10 days after its acceptance of the redemption order, Investors reserves the right, without prior notice, to cancel such sale, in which case it may hold the Dealer responsible for any resulting loss.

3.  Other

               This Agreement shall be interpreted so as to be in compliance with the requirements of Rule 12b-1 under the Investment Company Act of 1940 insofar as it relates to the sale of shares of those funds having 12b-1 plans.